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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number:	3235-0058
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FORM 12b-25	SEC FILE NUMBER
000-55326

CUSIP NUMBER
NOTIFICATION OF LATE FILING

(Check one):	[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For Period Ended:    December 31, 2017

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended: ____________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Image Chain Group Limited, Inc.
Full Name of Registrant

Former Name if Applicable

Room 503, 5/F, New East Ocean Centre, 9 Science Museum Road
Address of Principal Executive Office (Street and Number)

Kowloon, Hong Kong, S.A.R., People’s Republic of China
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Image Chain Group Limited, Inc.’s (the “Company”) auditors were unable to complete the audit of the Company’s financial statements for the years ended December 31, 2016 and 2017 in time to file the Annual Report. Management therefore requires additional time to provide its auditors with adequate time to complete the audit of the financial statements, and for management to finalize the Annual Report. As a result, the Company will be unable to file the Annual Report on Form 10-K for the year ended December 31, 2017 in a timely manner without unreasonable effort or expense. The Company expects to file its Annual Report on Form 10-K within the extension period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	David Po	+852	3188-2700
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes [X] NO [ ]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [X] NO [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Image Chain Group Limited, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 2, 2018	By:	/s/ David Po
Chief Executive Officer

Explanation of Anticipated Change in Results of Operations for the Year Ended December 31, 2017 from the Year Ended December 31, 2016

At December 31, 2016, the Company was a shell company seeking acquisition targets. On November 14, 2017, the Company acquired Image P2P Trading Group Limited (“Image P2P”) and its operating subsidiary Jiangxi Fuzhiyuan Biotechnology Limited, thus losing its shell company status.

The financial statements of Image P2P for the nine months ended September 30, 2016 and 2017 are set forth in the Company’s amended current report on Form 8-K filed with the Commission on March 12, 2018, which includes both narrative and quantitative explanations of the results of operations of Image P2P for those periods.

The results of operations of Image P2P for the year ended December 31, 2017 are still undergoing audit. The Company is therefore unable to provide a narrative or quantitative estimate of its results of operations for the year ended December 31, 2017, other than by referencing the Image P2P September 30, 2017 results of operations described above.